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777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
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www.foley.com

WRITER’S DIRECT LINE
414.297.5678
pgquick@foley.com

April 3, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	PHINIA Inc.
Confidential Submission of Draft Registration Statement on Form 10
Ladies and Gentlemen:
On behalf of our client, PHINIA Inc. (the “Company”), a Delaware corporation and wholly owned subsidiary of BorgWarner Inc. (“BorgWarner”), we are submitting to the staff of the Securities and Exchange Commission for confidential non-public review a draft Registration Statement on Form 10 (the “Registration Statement”) for the registration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, in connection with BorgWarner’s planned distribution of all of the outstanding shares of the Company’s common stock to BorgWarner’s stockholders.
The Company confirms that it will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the anticipated effective date of the Registration Statement for its listing on a national securities exchange.
If you have any questions regarding this submission, please contact the undersigned at (414) 297-5678 or Mark T. Plichta at (414) 297-5670.

Very truly yours,

/s/ Patrick G. Quick

Patrick G. Quick

Enclosure
cc:	Brady D. Ericson
Chris P. Gropp
Robert Boyle
PHINIA Inc.
Mark T. Plichta
Foley & Lardner LLP

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